Exhibit 12

THE WESTERN UNION COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(in millions)

	2007	2006	2005	2004	2003
Earnings:
Income before income taxes	$1,222.4	$1,335.1	$1,344.1	$1,098.6	$962.6
Fixed charges	204.1	56.9	7.9	9.7	2.5
Other adjustments	1.2	(7.2)	(2.3)	—	0.1

Total earnings (a)	$1,427.7	$1,384.8	$1,349.7	$1,108.3	$965.2

Fixed charges:
Interest expense	$189.0	$55.2	$6.2	$8.1	$1.2
Other adjustments	15.1	1.7	1.7	1.6	1.3

Total fixed charges (b)	$204.1	$56.9	$7.9	$9.7	$2.5

Ratio of earnings to fixed charges (a/b)	7.0	24.3	170.8	114.3	386.1

For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding income before income taxes, fixed charges, and distributions from equity method investments, and then subtracting income from equity method investments. Fixed charges consist of interest expense and an estimated interest portion of rental expenses and income tax contingencies. Substantially all of our debt was incurred in connection with our Spin-off from First Data on September 29, 2006, resulting in earnings to fixed charges being lower in 2007 and 2006 compared to the prior periods.